

September 22, 2014

<u>Via E-mail</u>
Richard N. Baer
Senior Vice President and General Counsel
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112

   Re: Liberty Broadband Corporation
      Amendment No. 1 to Form S-1
      Filed September 12, 2014
      File No. 333-197619

Dear Mr. Baer:

  We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 7 and are unable to agree with your analysis or conclusions. Because Broadband is not yet a reporting company, it must either include the price of the Series C shares to be issued upon exercise of the subscription rights or provide a bona fide price range for those shares, with the final price to be disclosed pursuant to Rule 430A in either a prospectus supplement or post-effective amendment. Because you do not intend to determine the price within 15 business days of effectiveness, a post-effective amendment would be required pursuant to Rule 430A to disclose the subscription price. Furthermore, as the commencement and expiration dates of the rights offering will depend on both the board's discretion to set the distribution date and the date that trading begins on Nasdaq of the Series C common stock, it is not clear that the offering of the shares underlying the rights would begin promptly, as required by Rule 415(a)(1)(ix.) Accordingly, please revise to include a price range for the exercise price of the subscription rights in a pre-effective amendment. In addition,

please make clear that the subscription price, the commencement date of the rights offering and the scheduled expiration date will be filed in a post-effective amendment declared effective prior to the commencement of the rights offering.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, Staff Accountant, (202) 551-3376, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
     Wade Haufschild
     Liberty Broadband Corporation

     Renee L. Wilm
     Katherine C. Jewell
     Baker Botts L.L.P.